Exhibit 20


          Multi-Mix(TM) Microtechnology: A New 3-Dimensional Microwave
             Packaging Technology Introduced by Merrimac Industries


West Caldwell, N.J., June 10, 1998: Merrimac Industries, Inc. announces today, from the International Microwave Symposium in Baltimore, Maryland, a description of its innovative Multi-Mix(TM) packaging technology for commercial and military microwave components and subsystems. Surpassing conventional technology, the patent-pending 3-D, Multi-Mix(TM) method is a unique process based on fluoropolymer composite substrates, for application to microwave, multilayer integrated circuits and micro-multifunction modules (MMFMTM) technology. Multi-Mix(TM) microtechnology creates value, for example, by enabling filters, multiplexers, MMICs, and other active and passive circuits to be packaged individually or cascaded into supercomponents for mixer/pre-amplifiers, vector modulators, complex antenna feed-distribution networks, phased array beamformers or comparators for monopulse receiving systems.

"Multi-Mix(TM) microtechnology is like an ASIC for RF/Microwave. This enabling technology will allow us to further penetrate the $18 billion RF/Microwave market by opening up new segments of opportunity. This is an innovative approach to packaging and will help Merrimac achieve its Goal of Profitable Growth," said Mason N. Carter, Chairman and CEO.

Mr. Carter continued: "By integrating a variety of different types of functionality, including MMICs, Merrimac can provide the Total Integrated Packaging Solution that the marketplace demands."

By emphasizing the features of Multi-Mix(TM) microtechnology Merrimac has adopted a key account marketing focus on new business applications, together with the establishment of coordinated standards for certified suppliers, thus enabling an accelerated time to market of high value products. Initial customer reaction indicates a level of positive acceptance due to the high level of integration coupled with reduced cycle time, size and weight reduction, and low-cost manufacturing that is suitable for high or low volume production. The most notable opportunities benefiting from the Multi-Mix(TM) packaging technology are replacements for existing coaxial and waveguide microwave component technologies. However, more recent system designs using conventional stripline and microstrip hardware have realized the advantages of Multi-Mix(TM) microtechnology, combining functions to reduce overall size and weight, and improve reliability.

The novel packaging technology employs a platform strategy, modular architecture that integrates mathematical, electromagnetic, thermal, and mechanical modeling capabilities on contemporary personal computers, permitting total analysis of the microwave enclosure to be performed, prior to actual hardware fabrication. Merrimac has implemented a software toolset to provide customer access to MMFMTM S-parameter data, thus permitting prediction of system performance while on-line.

Multi-Mix(TM) Process
---------------------

The Multi-Mix(TM) process, patent pending, begins with commercially available polytetrafluoroethylene (PTFE) composite, copper-clad laminate material having inherently low loss and low dielectric constant microwave properties. The fusion bonding of multilayer structures provides a homogeneous dielectric medium for superior electrical performance at microwave frequencies. No sheet adhesives or prepregs are required. The bonded layers may incorporate embedded semiconductor devices, MMICs, etched resistors, passive circuit elements and plated-through via holes, to form a 3-dimensional subsystem enclosure that requires no further packaging. The MMFMTM structure is a total integrated packaging solution. The small footprint, low-profile unit is of rugged, lightweight construction, and the external interface, surface-mount format is compatible with connections to microstrip or coplanar waveguide planar transmission lines.

A low Z-axis coefficient of thermal expansion (CTE), close to that of copper, ensures excellent reliability of plated-through holes. Controlled XY-plane thermal expansion, together with a low modulus, afford excellent reliability of surface-mounted devices in the most severe thermal cycling and thermal shock environments. Furthermore, a low and uniform thermal coefficient of dielectric constant coupled with the materials low CTE result in consistent electrical performance over a wide operating temperature range.

Complex microwave circuit patterns and transmission-line geometries may be chemically photoetched on the copper, maintaining dimensional tolerances of
0.0030 +/- 0.0005-inch. Incorporating thin metal film etched resistors can be routinely accomplished with accuracies of 5% that allow power dissipation greater than discrete chips. Indexing holes for layer to layer alignment in assembly are precision machined or drilled into each board. Layer to layer plated-through holes may be realized with a minimum diameter of 0.005-inch and typical aspect ratios of 20:1. The process capability will be certifiable to ISO 9001, MIL-P-55110 and IPC-HF-318A.

Active device attachments may be embedded in cover layer cavities to provide environmental protection and allow pre-cap inspection and test. Pick and place of discrete components are to be demonstrated on array panels up to 18 x 24 inches, with the potential to accommodate flip chip and ball grid array packages. Operating-frequency capability of current circuit developments has concentrated on L-band through X-band in the near term, with extension to Ka-band slated for the near future.

In fabricating a bonded multilayer assembly, the stacked layers are placed in an aluminum plate alignment fixture to which carefully controlled, elevated pressure and temperature is applied to meet the substrate fusion bonding requirements. After cooling, edge plating for EMI shielding and ground plane integrity is performed. Finish platings for environmental protection include immersion tin, fused tin/lead and nickel/gold.

Value/Benefits
--------------

The platform strategy of MMFMTM modeling and simulation reduces engineering cycle time, lowers NRE and enables the Multi-Mix(TM) product to be an economical solution for new circuit designs. Some of the perceived benefits of the technology process include:

     o   High-Density Circuit Integration
     o   Improved Performance
     o   Improved Quality
     o   Size and Weight Reduction
     o   Reduced Cost
     o   Improved Yield
     o   Increased Reliability
     o   Potential for Millimeter-Wave Applications

On-Line Co-Design(TM) System
----------------------------

The Multi-Mix(TM) module architecture utilizes a structural template which overlays outlines and commonizes interconnection paths. Process steps are programmed parametrically for each layer of a multilayer microwave assembly. Actual test data for functional layer blocks are stored in a pre-designed library. Complete design concepts from schematic to circuit layout may be performed within a single operating environment. Functional components may be inserted utilizing "drag-and-drop" techniques from graphical palettes for insertion into system designs which can be tailored for a specific application. Merrimac's library of validated functional modules is augmented by model data for over 90,000 active and passive devices.

"Our On-Line Co-Design(TM) system enables Merrimac's key account customers to dial-in through the Internet to access design libraries and to actually co-design their products by sharing MMFM(TM) design tools and S-parameter data," said Jim Logothetis, Vice President of Advanced Technology. "The Multi-Mix(TM) approach offers flexible designs and opens up a variety of potential new applications where size, weight, and cost are the critical issues," continued Mr. Logothetis.

Applications
------------

There are exciting commercial applications where RF/Microwave technology has found widespread use and acceptance. The potential of current telecommunication and wireless system installations including cellular radio, personal communication (PCS), and local area networks (LANs) are only beginning to be realized. Cable television companies are competing with communication system providers for market share in offering virtually unlimited bandwidth in the transmission of data, voice, and video information over RF carriers. Base station and mobile receiver terminals are candidates for Multi-Mix(TM) packaging technology. The number of satellite constellations in orbit or proposed for deployment within the next decade are expanding almost daily and the need for weight reduction is paramount. Direct broadcast satellite transmission of television signals is already a major commercial market around the world, and the potential number of consumer receiver terminals in the undeveloped countries on earth is enormous.

The essential military applications that will benefit from Multi-Mix(TM) innovations are the microwave systems on airborne and space-based radar and electronic warfare platforms. Reduced size and weight translates directly into increased payload and performance. Many millimeter-wave smart munition sensors should be candidates for this packaging approach as well.

Other Applications
------------------

A Japanese consortium of Toshiba Corp., Toyota Motor Corp., and Fujitsu recently announced a joint digital-satellite-broadcast project targeting 70 million automobiles in this island nation for personal mobile receivers. Using the 2.6 GHz S-band frequency allocation, the system will deliver TV-quality video and CD-quality audio in addition to various types of data. The development of low-cost planar, steerable phased arrays for vehicle rooftop installation has been underway in Japan for almost a decade. The microstrip patch antenna, feed-distribution network and receiver front end are proposed as a multilayer board implementation. This is one of several planned intelligent transportation system applications (ITS) where Multi-Mix(TM) microtechnology could have a role.

The application of Multi-Mix(TM) technology to the computer industry is perhaps the most exciting and difficult market for which to define requirements. Clock speeds are already approaching gigabit data rates and a satisfactory solution to the high-frequency packaging problem has yet to be addressed. Current approaches have utilized existing multi-pin hybrid and multi-chip modules, which must incorporate signal integrity circuitry to compensate for delays, impedance mismatches, crosstalk and multiple reflections attributable to interface problems. Achieving high performance, low error-rate, gigabit performance will require a radical departure from present motherboard designs and pin grid array packages, especially if computers are expected to communicate using the wireless and photonic technologies of the future.

Mr. Carter said: "Globally, key account customers continue to rationalize their business, restructure and reconsider their core competencies. There is a growing trend to outsource the design and manufacture of their multi-functional modules and subsystems. Multi-Mix(TM) microtechnology provides a cost effective solution to reduce size and weight, improve performance, and service support required by our customers."

Certain statements in this news release are forward-looking statements based on current management expectations and are subject to risks and uncertainties. Factors that could cause future results to differ from these expectations include general economic and industry conditions, competitive products and pricing pressures, risks relating to governmental regulatory actions in communications and defense programs, and inventory risks due to technological innovation. Additional factors to which the Company's performance is subject are described in the Company's reports filed from time to time with the Securities and Exchange Commission.

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, has approximately 170 co-workers in the design and manufacture of high-performance components and subsystems for communications, defense and aerospace applications. Merrimac (MRM) is listed on the American Stock Exchange.

Contact: Mason N. Carter                   Fax:              (973) 882-5989
         Chairman and CEO                  E-mail:      mnc@merrimacind.com
         Phone: (973) 575-1300, Ext. 202   Internet:    www.merrimacind.com

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